Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated August 10, 2020
Supplementing the Preliminary Prospectus Supplement, dated August 4, 2020
Registration No. 333-239671

1,000,000 Depositary Shares, Each Representing a 1/100th Interest in a Share of

7.50% Non-Cumulative Perpetual Preferred Stock, Series B

 Term Sheet

Issuer:	Level One Bancorp, Inc. (the “Company”)

Security:	Depositary shares (“Depositary Shares”), each representing a 1/100th interest in a share of the Company’s 7.50% Non-Cumulative Perpetual Preferred Stock, Series B (“Preferred Stock”)

Aggregate Liquidation Amount:	$25,000,000 (1,000,000 Depositary Shares)

Overallotment Option:	The underwriter has the option to purchase up to an additional $3,750,000 (150,000 Depositary Shares) from the Company at the public offering price less the underwriting discount. They may exercise that option for 30 days.

Rating:
BB+ by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidation Preference:	$25.00 per Depositary Share (equivalent to $2,500 per share of Preferred Stock)

Dividend Payment Dates:	If declared, dividends will be payable on February 15, May 15, August 15 and November 15 of each year, beginning on November 15, 2020.

Dividend Rate (Non-cumulative):	7.50%

Day Count Convention:	30/360

Term:	Perpetual

Trade Date:	August 10, 2020

Settlement Date:	August 13, 2020 (T + 3)

Optional Redemption:	The Company may redeem the Preferred Stock at its option (i) in whole or in part, from time to time, on any dividend payment date on or after August 15, 2025, or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event” (as defined in the preliminary prospectus supplement dated August 4, 2020), in each case at a redemption price equal to $2,500 per share of Preferred Stock (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Public Offering Price:	$25.00 per Depositary Share (equivalent to $2,500 per share of Preferred Stock)

Underwriting Discount and Commission:	4.00% / $1.00 per Depositary Share

Estimated Net Proceeds to the Issuer:	$23.5 million, or approximately $27.1 million if the underwriter exercises its overallotment option in full, in each case after deducting the underwriting discounts and estimated offering expenses payable by the Company.

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Depositary Shares for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support its growth, acquisitions or other business combinations, and reducing existing debt.

Sole Underwriter:	Piper Sandler & Co.

Depositary:	Continental Stock Transfer & Trust Co.

Listing:	The Company has applied to list the Depositary Shares on the Nasdaq Global Select Stock Market under the symbol “LEVLP”

CUSIP/ISIN:	52730F 203 / US52730F2039

CAPITALIZATION

The following table shows the Company’s capitalization, on a consolidated basis, at June 30, 2020:

•on an actual basis; and
•on an adjusted basis to give effect to the issuance and sale of the Depositary Shares in this offering (after deducting underwriting discounts and commissions and estimated offering expenses).

This table should be read in conjunction with “Summary — Summary Selected Consolidated Financial Information” in the Preliminary Prospectus Supplement (as defined below), and the Company’s unaudited interim consolidated financial statements and the notes thereto and related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, which is incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus.

	As of June 30, 2020
(dollars in thousands)	Actual	As Adjusted
	(unaudited)
Long Term Debt
Secured borrowing due 2022	$1,340	$1,340
FHLB advances (1)	183,229	183,229
FRB Borrowing (2)	270,437	270,437
Subordinated notes due in 2025 and 2029 (3)	44,457	44,457

Shareholders’ Equity
Preferred stock, no par value; 50,000 shares authorized:
Series B Preferred Stock, $2,500 liquidation preference per share, no shares outstanding (actual) and 10,000 shares outstanding (as adjusted)	—	23,535
Common stock, no par value; 20,000,000 shares authorized; 7,734,322 shares outstanding	89,175	89,175
Retained earnings	83,824	83,824
Accumulated other comprehensive income, net of tax	7,260	7,260
Total shareholders’ equity	$180,259	$203,794

Capital Ratios
Common equity tier 1 to risk-weighted assets	8.76%	8.76%
Tier 1 capital to risk-weighted assets	8.76	10.30
Total capital to risk-weighted assets	12.81	14.35
Tier 1 capital to average assets (leverage ratio)	6.21	7.30
Total shareholders’ equity to total assets	7.09	7.94
Tangible equity to tangible assets(4)	5.59	6.47
(1)Balance includes FHLB advances of $183.0 million and purchase accounting premiums of $229 thousand.
(2)The FRB borrowings have a maturity date equal to the maturity date of the respective PPP loans pledged to secure the borrowings, which is two years after the origination date of the PPP loans.
(3)Balance includes subordinated notes of $45.0 million and debt issuance costs of $543 thousand. Of these: (i) subordinated notes with $15.0 million aggregate principal amount mature on December 15, 2025 and are redeemable on or after December 15, 2020, or earlier upon the occurrence of certain events, and (ii) subordinated notes with $30.0 million aggregate principal amount mature on December 18, 2029, and are redeemable on or after December 18, 2024, or earlier upon the occurrence of certain events.
(4)See “Summary Selected Consolidated Financial Information — Non-GAAP Financial Measures,” in the Preliminary Prospectus Supplement, for a discussion of this non-GAAP financial measure and a quantitative reconciliation to the most directly comparable measure calculated and presented in accordance with GAAP

The Depositary Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about Settlement Date indicated above, which will be the third business day following the trade date of August 10, 2020 (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the Depositary Shares will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

The Company has filed a shelf registration statement (File No. 333-239671) (including a base prospectus), which was declared effective on July 17, 2020, and a related preliminary prospectus supplement dated August 4, 2020 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.